

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

Via E-mail
Jeffrey Alt
President, Chief Executive Officer and Chief Financial Officer
NC Solar, Inc.
1107 Town Creek Road
Eden, NC 27288

> **Re:** **NC Solar, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 13, 2012**
> **File No. 333-183272**

Dear Mr. Alt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Forepart of Registration Statement

1. We note your disclosure in the Calculation of Registration Fee table regarding the securities to be registered as "Common Stock, par value $0.001 per share". However, we also note the disclosure on page 17 that you have a different par value of $0.0001 per share for the common stock. Please explain the difference or revise.

Outside Front Cover Page of Prospectus

2. Please disclose that your auditor has raised a substantial doubt about your ability to continue as a going concern.

Prospectus Summary, page 1

Business Overview, page 1

3. Please revise the second paragraph to clarify, if correct, that you currently have only one customer and all sales have been to such customer.

4. Please disclose the basis for the statement "[u]tilities in the Southeast have been willing to purchase as much energy as alternative and clean energy producers can generate."

Risk Factors, page 3

Risks Relating to Our Business and Industry, page 3

We are a development stage company…, page 3

5. Please explain to us the relevance of the third and fourth sentences of the second paragraph to your business.

We are an "emerging growth company"…, page 6

6. We note the disclosure in the second paragraph that you are opting out of the extended transition period. However, the disclosure in the penultimate paragraph on page 1 and the second risk factor on page 6 states that you are not opting out. Please reconcile.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Plan of Operation, page 10

7. Please disclose the basis for your statement that revenues for your initial project can reach approximately $23,000 annually when fully operational, including disclosure of how the contract with Duke Energy Carolinas and the subsidies from NC GreenPower relate to this amount. Please also disclose the time frame for when the project will become "fully operational" and the estimated costs necessary for the project to become "fully operational." Please also disclose how you intend to raise the funds to pay for such costs.

Certain Relationships and Related Transactions, page 17

Transactions with Related Parties, page 17

8. Please name the shareholders that engaged in related party transactions with you. See Item 404(a)(1) of Regulation S-K.

9. Please note that a related person, as defined in Instruction 1 to Item 404(a) of Regulation S-K, includes any person beneficially owning more than 5% of your voting securities. Accordingly, please revise bullet (C) after the last paragraph and provide any additional disclosure required as a result of such revision.

Plan of Distribution, page 20

10. Please revise the first sentence of the second paragraph to clarify that selling stockholders may be deemed to be underwriters in connection with any of their offers or sales of the securities registered by the registration statement and not just after a market has developed for your common stock.

Note 1 – Summary of significant Accounting Policies and Organization, page F-6

11. Refer to (A) Organization and (B) Principles of consolidation sections. We note you are using the reference of the "Company" interchangeably to "NC Solar, Inc. (a development stage company)", "Stoneville Solar, LLC (a development stage company)", and "NC Solar, Inc. and its wholly owned subsidiary, Stoneville Solar, LLC (collectively, the "Company"). Please clarify for us your references and revise the sections here and elsewhere, as applicable in the filing.

Outside Back Cover Page of Prospectus

12. Please provide the disclosure required by Item 502(b) of Regulation S-K.

Exhibit 23.2

13. The reference to counsel's name appears in "Legal Matters" and not "Experts" in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin
        Anslow & Jaclin, LLP